Exhibit 99.1

NEWS RELEASE

OLYMPUS MANDATES MACQUARIE BANK LIMITED FOR $20M LOAN FACILITY TO FUND MINE EXPANSION

Toronto, September 18, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus")

Mr. David Seton, Chairman, and Chief Executive Officer of Olympus, is pleased to announce that the Company has mandated Macquarie Bank Limited (MBL) to act as sole arranger for project loan facilities to fund mine expansion and plant construction at its operating Phuoc Son Gold Mine in central Vietnam.

Olympus received an extension of their Phuoc Son mining license on August 13, 2009 (see Olympus press release dated August 20, 2009) and will use the proceeds of the loan to complete construction and development of the Phuoc Son Gold Mine, which will be capable of delivering annualized gold production of 80,000 ounces by late 2010.

Olympus is a gold exploration and production company employing some 480 employees of which 90% are Vietnamese. Once the Phuoc Son Gold Plant is fully completed, the Company will employ approximately 800-900 workers offering good wages and benefits in the safest possible work environment. The Company believes in Corporate Social Responsibility and cares about the employees and the people who live and work around the mining operations. The Company has contributed to the community in many ways; road improvements, Clean water project (supplies clean water to 500 households) Women Wellness Programs, Agricultural Sustainability Programs, Academic Scholarships, Assistance for Minority Groups, Houses for the Poor and donations to various sport programs.

Olympus is an equal opportunity employer operating two gold mines in central Vietnam near the port city of Da Nang. The Company is a major employer in the area injecting some 20 million USD into the local economy during 2008.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information”
within the meaning of the Ontario Securities Act, including statements concerning our plans at our
Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.